Form 10-K, Exhibit 13
period 1996-12-31
GRAND PREMIER FINANCIAL INC
filed 1997-03-28
CIK 1013044

1996 Annual Report
Grand Premier Financial, Inc.





Contents




Corporte Message to the shareholders         2

Consolidated Balance Sheets                  4

Consolidated Statements of Earnings          5

Consolidated Statements of Cash Flows        6

Consolidated Statements of Changes in
  Stockholders  Equity                       8

Independent Auditors  Report                 9

Notes to Consolidated Financial
  Statements                                  10

Management s Discussion and Analysis of
  Financial Condition and Results of
  Operations                                  26

Supplementary Business and Stock
  Information                                33

Five Year Summary of Selected
  Financial Data                             34

Board of Directors                           35

Executive Officers                           36


1996 was an interesting year in many ways. The most significant happening was certainly the fact that two fine companies merged in August to form Grand Premier Financial, Inc. The merger brought many good people and good markets together. A great deal of time and effort went into this project and we have been working diligently ever since August to craft the very best performing company that we can out of all of those pieces.

Usually in this letter we spend some considerable time discussing the financial results of the past year. This year, though, we will touch only upon a few topics directly but we urge you to read Management s Discussion and Analysis of Financial Condition and Results of Operations later in this report for a more in depth review of what we have done and where we are headed.

Total loans rose by $90,049,000, which represents an increase of 10.41% while deposits grew by 4.87%. We expect the resulting improvement in our loan to deposit ratio to lay the groundwork for increased earnings in 1997.

Salaries rose by a larger than usual amount, which requires some explanation. The Northern Illinois Financial banks were combined into a single charter, called Grand National Bank, in February. When that happened, the staff was reduced and separation packages were paid to those who left us. With the combination of Northern Illinois and Premier Financial, we once again found overlapping functions which we began eliminating and redundant staff which we are paring, causing an expense for additional separation packages. We expect to begin realizing benefits from those actions in 1997.

There were also other items which adversely affected our performance in 1996, most notably expenses related to the organization and formation of Grand Premier Financial, Inc., which were in excess of one million dollars and the write down of some real estate holdings. We feel that we have successfully identified and recorded all major expense items which should permit our 1997 performance to begin reaching desired levels.

Our first order of business in 1997 will be to convert all of our offices to one data processing system. This will happen in the first half of the year and we plan to merge all of our remaining bank charters into the Grand National Bank charter at the same time. The result will be one bank charter, one consistent product set and thirty locations capable of serving all of our clients with higher quality and lower overhead. At the same time, we are developing various other vehicles to deliver products and services to our clients such as a Telephone Banking Center, PC Banking products and many more.

This process has been difficult and expensive in both time and money and it is not yet finished but we are convinced that it was the right thing to do. We believe that the combination of locations and talent which we have created and the financial strength which this company possesses will allow us to keep pace with the ever increasing desires of a sophisticated and demanding marketplace and to create better and better value for you. Thank you for your support in the past. We promise to keep working to merit your continued confidence in us.


Richard L. Geach, Chairman of the Board and Chief Executive Officer Robert W. Hinman, President and Chief operating Officer
David L. Murray, Senior Executive Vice President and Chief Financial
Officer
Howard A. McKee, Chairman of the Executive Committee





                         Consolidated Balance Sheets

                          December 31, 1996 and 1995
                    (000's) omitted except per share data)

                                                     1996           1995

   Assets
   Cash & non-interest bearing deposits              $49,441        $65,279
   Interest bearing deposits                           3,114          5,524
   Federal funds sold                                 13,400          6,500
        Cash and cash equivalents                     65,955         77,303

   Securities available for sale at fair value       535,687        598,570
   Securities purchased under agreement to resell      4,405              -
   Loans                                             966,324        876,333
     Less:  Unearned discount                        (   842)       ( 1,581)
            Allowance for possible loan losses       (10,116)       ( 9,435)
            Net loans                                955,366        865,317


   Bank premises & equipment                          33,321         36,676
   Excess cost over fair value
     of net assets acquired                           18,489         20,227
   Accrued interest receivable                        12,264         13,698
   Other assets                                       17,051         12,882
        Total assets                              $1,642,538     $1,624,673

   Liabilities & stockholders' equity
   Non-interest bearing deposits                    $211,015       $196,534
   Interest bearing deposits                       1,206,379      1,155,123
        Deposits                                   1,417,394      1,351,657

   Short-term borrowings                              23,486         88,232
   Long-term borrowings                               30,000         11,588
   Other liabilities                                  13,569         17,193
        Liabilities                               $1,484,449     $1,468,670













   Stockholders' equity
   Preferred stock - $1 par value, 2,000,000
    shares authorized:
   Series A perpetual, $1,000 stated value, 8.25%,
    7,000 shares authorized, 5,000 shares issued
    and outstanding at 12/31/95                           -           5,000
   Series B convertible, $1,000 stated value, 8.00%,
    7,250 shares authorized, issued and outstanding    7,250          7,250
   Series C perpetual, $1,000 stated value, 8.00%,
    2,000 shares authorized, issued and outstanding
    at 12/31/96                                        2,000             -
   Series D perpetual, $1,000 stated value, 7.50%,
    3,300 shares authorized, 2,000 shares issued
    and outstanding at 12/31/95                           -           2,000

   Common stock - $.01 par value

   No. of Shares       1996           1995

   Authorized     30,000,000     30,000,000
   Issued         19,983,679     19,869,823
   Outstanding    19,983,679     19,869,823            200              199

   Surplus                                          49,670
   49,345
   Retained earnings                                89,154
   82,159
   Unrealized gain on securities available for
    sale, net of tax                                 9,815           10,050
      Stockholders' Equity                        $158,089         $156,003
      Total liabilities & stockholders' equity  $1,642,538       $1,624,673
See accompanying notes to consolidated financial statements.




                     Consolidated Statements of Earnings

                 Years ended December 31, 1996, 1995 and 1994
                    (000's omitted except per share data)

   Interest income                    1996           1995           1994
   Interest & fees on loans           $79,816        $73,108        $61,719
   Interest & dividends on
    investment securities:
      Taxable                          26,514         27,680         21,897
      Exempt from federal income tax    7,142          6,880          7,230
   Other interest income                  898          1,114          1,320
        Interest income               114,370        108,782         92,166
   Interest expense
   Interest on deposits                52,258         48,248         35,199
   Interest on borrowings               4,300          5,293          3,729
        Interest expense               56,558         53,541         38,928
   Net interest income                 57,812         55,241         53,238
   Provision for possible loan losses   2,875          1,435            555
   Net interest income after provision
    for possible loan losses           54,937         53,806         52,683
   Other income
   Service charges on deposits          6,439          5,322          5,004
   Trust fees                           3,222          2,928          2,741
   Investment securities gains, net     3,838          4,046          1,365
   Other operating income               4,217          4,879          4,033
        Other income                   17,716         17,175         13,143
   Other expenses
   Salaries                            21,972         19,424         18,637
   Pension, profit sharing & other
    employee benefits                   4,643          4,674          4,577
   Net occupancy of bank premises       4,676          4,544          4,007
   Furniture & equipment                3,050          2,773          2,950
   Federal deposit insurance premiums      95          1,455          2,792
   Write-down of real estate held for
    development                         2,506              -              -
   Other                               17,109         14,926         14,970
        Other expenses                 54,051         47,796         47,933
   Earnings before income taxes        18,602         23,185         17,893
   Income tax expense                   5,285          6,156          4,549
   Net earnings                       $13,317        $17,029        $13,344

   Earnings per share
   (On weighted average
   common and common equivalent
   shares outstanding of 20,103,661
   in 1996, 20,097,319 in 1995 and
   20,233,748 in 1994)                   $.62           $.79           $.60

   See accompanying notes to consolidated financial statements.













                    Consolidated Statements of Cash Flows
                 Years ended December 31, 1996, 1995 and 1994

                                                 1996     1995      1994

   Cash flows from operating activities:
   Net earnings                               $13,317   $17,029   $13,344
   Adjustments to reconcile net earnings to
    net cash from operating activities:
        Amortization net, related to:
         Investment securities                  1,260     2,212     5,522
         Excess of cost over net
            assets acquired                     1,738     1,592     1,592
         Other                                 (  133)      357       248
        Depreciation                            3,059     3,197     2,964
        Provision for possible loan losses      2,875     1,435       555
        Write-down of real-estate held
            for development                     2,506       -         -
        Provision for write down of securities    -         -         85
        Gain on sale related to:
         Investment securities                 (3,838)   (4,046)   (1,365)
         Loans sold to secondary market        (  185)   (  222)   (  257)
        Loans originated for sale              (38,163) (26,565)  (24,930)
        Loans sold to secondary market          38,163   26,565    24,930
        Deferred income tax expense            (5,165)   (5,478)    2,878
        Change in:
         Other assets                          (  932)   (2,054)    ( 289)
         Other liabilities                      1,473     1,453    (1,471)
   Net cash from operating activities          15,975    15,475    23,806

   Cash flows from investing activities:
        Purchase of securities
           held to maturity                       -      (8,888)  (14,571)
        Purchase of securities
           available for sale                (304,580) (342,354) (224,341)
        Proceeds from:
         Maturities of securities
           held to maturity                       -      11,550    24,275
         Maturities of securities
           available for sale                 227,389   164,060   114,976
         Sales of securities
           available for sale                 142,485   178,984    41,511
        Net increase in loans                ( 92,395) (114,298)    3,405
        Purchase of bank premises & equipment(  4,224) (  2,576) (    125)
        Securities under resale agreement    (  4,405)      -         -
        Other net                                 -          27  (    152)
   Net cash from investing activities        ( 35,730) (113,495) ( 55,022)

   Cash flows from financing activities:

        Net increase  (decrease) in:
         Deposits                              65,737    86,262    18,137
         Short term borrowings               ( 64,746)    5,385     4,531
         Long term borrowings                  18,412     5,850     5,350
        Purchase of treasury stock                -     ( 1,374)  (   600)
        Reissuance of treasury stock              -         149        59
        Exercised stock options                   330        51        19
        Redemption of preferred stock        (  5,000)       -    ( 1,950)
        Cash paid out for fractional shares  (      4)       -        -
        Cash dividends paid                  (  6,322)  ( 4,864)  ( 4,640)
   Net cash from financing activities           8,407    91,459    20,906

   Decrease in cash and cash equivalents     ( 11,348)   (6,561)  (10,310)
        Cash and cash equivalents,
           beginning of year                   77,303    83,864    94,174
   Cash and cash equivalents, end of year     $65,955   $77,303   $83,864

               Supplemental disclosure of cash flow information
   Cash paid during the year for:
        Interest                              $56,926   $51,572   $37,908
        Income taxes                           10,526    10,858     2,036
   Purchase of bank subsidiaries and branch
        Fair value of assets acquired             -         -          91
        Cash received                             -         -      10,037
        Deposit premium                           -         -       1,123
        Fair value of liabilities assumed         -         -      11,251
   Non-cash activities:
        Investment securities transferred to
          securities available for sale           -     111,356   143,821
        Loans transferred to (from) other real
          estate owned                            988       438       (48)
   Conversion of preferred stock                  -         -       1,300
        Land transferred to other assets        1,803       -         -

   See notes to consolidated financial statements

   Consolidated Statements of Changes in Stockholders' Equity
   Years ended December 31, 1996, 1995 and 1994

                                                                                 Unrealized Gain
                                                                                 (loss) on securities
                                     Preferred  Common                Retained   Available for Sale,      Treasury  Total
                                     Stock      Stock      Surplus    Earnings   Net of Tax               Stock
    Balance January 1, 1994          $16,200      $153      $51,295    $61,418     $4,117                ($208)   $132,975
    Net earnings                                                        13,344                                      13,344
    Cash dividends common stock                                                                                     (3,578)
                                                                        (3,578)
    Cash dividends preferred stock                                                                                  (1,205)
                                                                        (1,205)
    Three-for-one stock split                       49                                                                   -
                                                                (49)
    Redemption of Series C
    perpetual preferred stock         (1,950)                                                                       (1,950)
    Exercised stock options                                      19                                                     19
    Change in unrealized gain
    (loss) on securities available
    for sale, net of tax                                                          (11,930)                         (11,930)
    Purchase and retirement of
    common stock                                    (1)                                                               (600)
                                                               (599)
    Treasury stock reissuance                                                                               59          59
    Balance December 31, 1994         14,250       201       50,666     69,979     (7,813)                (149)    127,134
    Net earnings                                                        17,029                                      17,029
    Cash dividends common stock                                                                                     (3,743)
                                                                        (3,743)
    Cash dividends preferred stock                                                                                  (1,106)
                                                                        (1,106)
    Exercised stock options                                      51                                                     51
    Change in unrealized gain
    (loss) on securities available
    for sale, net of tax                                                           17,863                           17,863
    Purchase and retirement of
    common stock                                    (2)                                                             (1,374)
                                                             (1,372)
    Treasury stock reissuance                                                                              149         149
    Balance December 31, 1995         14,250       199       49,345     82,159     10,050                    0     156,003
    Net earnings                                                        13,317                                      13,317
    Cash dividends common stock                                                                                     (5,382)
                                                                        (5,382)
    Cash dividends preferred stock                                                                                    (940)
                                                                          (940)
    Exercised stock options                          1          329                                                    330
    Change in unrealized gain
    (loss) on securities available
    for sale, net of tax                                                             (235)                            (235)

    Redemption of Series A
    preferred stock                   (5,000)                                                                       (5,000)

    Cash paid out for fractional
    shares                                                                                                              (4)
                                                           (4)

    Balance December 31, 1996         $9,250      $200      $49,670   $ 89,154     $9,815                   $0    $158,089


   See accompanying notes to consolidated financial statements.


                         Independent Auditors' Report


   The Board of Directors
   Grand Premier Financial, Inc.

   We have audited the accompanying consolidated balance sheet of Grand Premier Financial, Inc. and subsidiaries as of December 31, 1996 and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grand Premier Financial, Inc. and subsidiaries at December 31, 1996 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

        We previously audited and reported on the consolidated balance sheet of Premier Financial Services, Inc. and subsidiaries as of December 31, 1995 and the related consolidated statements of earnings, changes in stockholders equity and cash flows for the years ended December 31, 1995 and 1994, prior to their restatement for the 1996 pooling of interests. The contribution of Premier Financial Services, Inc. and subsidiaries to total assets, stockholders equity, interest income and net income represented 41.3%, 39.8%, 40.8%, and 36.8% of the respective restated totals as of and for the year ended December 31, 1995 and the contribution of Premier Financial Services, Inc. and subsidiaries to total stockholders equity, interest income and net income represented 41.3%, 39.6%, and 42.8% of the respective restated totals as of and for the year ended December 31, 1994. Separate consolidated financial statements of the other company included in the December 31, 1995 restated consolidated balance sheet and the restated consolidated statements of earnings, changes in stockholders equity and cash flows for the years ending December 31, 1995 and 1994 were audited separately by other auditors whose report thereon dated January 31, 1996, expressed an unqualified opinion on those statements.

        We also audited the combination of the accompanying consolidated balance sheet as of December 31, 1995, and the consolidated statements of earnings, changes in stockholders equity and cash flows for the years ended December 31, 1995 and 1994, after restatement for the 1996 pooling of interests; in our opinion, such consolidated statements have been properly combined on the basis described in Note 2 of the notes to the consolidated financial statements.


   KPMG Peat Marwick LLP
   Chicago, Illinois
   January 29, 1997
                  Notes to Consolidated Financial Statements
                       December 31, 1996, 1995 and 1994


   1.   Summary of significant accounting policies

   Nature of operations
   Grand Premier Financial, Inc. (the Company ) is a registered bank holding company organized in 1996 under Delaware law. The operations of the Company and its subsidiaries consist primarily of those financial activities, including trust and investment services, common to the commercial banking industry. The Company's markets are throughout northern Illinois.

  Principals of presentation
  The accompanying consolidated financial statements conform to generally accepted accounting principles and to general practices within the banking industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

  The accompanying consolidated financial statements include the financial information of the Company and its subsidiaries, all of which are wholly owned. Significant intercompany balances and transactions have been eliminated.

  Securities available for sale
  Securities classified as securities available for sale are carried at fair value with unrealized gains and losses, net of income taxes excluded from earnings and reported as a separate component of stockholders' equity. Gains or losses on sale of securities are determined on the basis of specific identification.

  Investments held-to-maturity
  Investments held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts on the level yield method over the life of the security. Management has the positive intent and ability to hold these investment securities to maturity. On November 30, 1995, the Company transferred all securities classified as held-to-maturity to securities available for sale under the provisions of the SFAS No. 115 implementation guide.

  Loans
  Loans are stated at face value less unearned discounts. Interest income on loans not discounted is computed on the principal balance outstanding. Interest income on discounted loans is computed on a basis which results in an approximate level rate of return over the term of the loan. Accrual of interest is discontinued on a loan when management believes that the borrower's financial condition is such that collection of interest is doubtful.

  Impaired loans
  Effective January 1, 1995, the Company adopted Statements of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS 114), and No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" (SFAS 118). In accordance with SFAS 114, impaired loans are measured and reported based on the present value of expected cash flows discounted at the loan's effective interest rate, or at the fair value of the loan's collateral if the loan is deemed "collateral dependent." A valuation allowance is required to the extent that the measure of the impaired loans is less than the recorded investment.

  Impaired loans are loans for which it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement. The specific factors that influence management's judgment in determining when a loan is impaired include evaluation of the financial strength of the borrower and the fair value of the collateral. A loan is not impaired during a period of "minimum delay" in payment, regardless of the amount of shortfall, if the ultimate collectibility of all amounts due is expected. The Company defines "minimum delay" as past due less than 90 days.

  SFAS 114 does not apply to larger groups of homogeneous loans such as real estate-residential and other loans which are collectively evaluated for impairment. The Company applies the measurement methods described above to loans on a loan-by-loan basis. The Company's impaired loans are nonaccrual loans, as generally loans are placed on nonaccrual status on the earlier of the date that principal or interest amounts are 90 days or more past due or the date that collection of such amounts is judged uncertain based on evaluation of the financial strength of the borrower and the fair market value of the collateral. Restructured loans are impaired loans in the year of restructuring; thereafter, such loans are subject to management's evaluation of impairment based on the restructured terms.

  The Company's charge-off policy for impaired loans is consistent with its policy for loan charge-offs to the allowance: impaired loans are charged-off when an impaired loan, or a portion thereof, is considered uncollectible or is transferred to foreclosed properties.

  SFAS 118 allows a creditor to use existing methods for recognizing interest income on an impaired loan. Consistent with the Company's method for nonaccrual loans, interest receipts on impaired loans are recognized as interest income or are applied to principal when the ultimate collectibility of principal is in doubt. In accordance with SFAS 114 and SFAS 118, no retroactive application of these provisions have been made to the consolidated financial statements for periods prior to January 1, 1995.


  Allowance for possible loan losses
  The allowance for possible loan losses is increased by provisions charged to expense and recoveries on loans previously charged off, and reduced by loans charged off in the period. The allowance is based on past loan loss experience, management's evaluation of the loan portfolio considering current economic conditions and such other factors, which, in management's best judgement, deserve current recognition in estimating loan losses. Regulatory examiners may require the Company to recognize additions to the allowances based upon their judgments about information available to them at the time of their examination.


  Bank premises and equipment
  Bank premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation expense is computed by the straight line method for furniture and equipment and both the straight line method and the declining balance method for buildings based on the estimated useful lives of the assets. Rates of depreciation are based on the following: buildings 31-40 years and equipment 3-15 years. Cost of major additions and improvements are capitalized. Expenditures for maintenance and repairs are reflected as expense when incurred.

  Excess cost over fair value of net assets acquired
  The excess cost over fair value of net assets acquired is being amortized over 25 years for acquisitions prior to 1985, and over 15 years for acquisitions subsequent to that date using the straight line method.

  Income taxes
  The Company and its subsidiaries file consolidated federal and state income tax returns. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

  Stock Option Plan
  Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board
  ( APB ) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-based Compensation
  ( SFAS No. 123"). SFAS No. 123 permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

  Earnings per share
  Earnings per share is computed by dividing net income (less preferred stock dividends) by the total of the average number of common shares outstanding and the additional dilutive effect of stock options outstanding during the respective period. The dilutive effect of stock options is computed using the average market price of the Company's common stock for the period.

  Cash and noninterest bearing deposits
  Cash and noninterest bearing deposits includes reserve balances that the Company's subsidiary banks are required to maintain with the Federal Reserve Bank of Chicago. These required reserves are based principally on deposits outstanding. The average reserves required for the years ended December 31, 1996 and 1995 were $5,327,000 and $4,315,000, respectively.

  2.  Merger
  The merger of Northern Illinois Financial Corporation ("Northern Illinois") and Premier Financial Services, Inc. ("Premier") with and into the Company was consummated on August 22, 1996 and was accounted for as a pooling of interests. Each outstanding share of Northern Illinois and Premier common stock was converted into 4.25 shares and
  1.116 shares of the Company common stock, respectively. Total shares issued of the Company s common stock was 19,940,181. Each of the 7,250 shares of Premier Series B Preferred Stock was converted into one share of Grand Premier Series B Preferred Stock, and each of the 2,000 shares of Premier Series D Preferred Stock was converted into one share of Grand Premier Series C Preferred Stock. All financial statements and information have been restated to reflect the merger. The table below reconciles total assets, net income and net income per common share previously reported by Northern Illinois and Premier to the data reported in the restated consolidated statements.


                                                       December 31


  Total assets (in thousands):                          1995          1994
  Northern Illinois Financial Corporation       $    954,454   $   872,563
  Premier Financial Services, Inc.                   670,219       620,504

       Restated                                 $  1,624,673   $ 1,493,067

  Net Income (in thousands):
  Northern Illinois Financial Corporation       $     10,767   $     7,634
  Premier Financial Services, Inc.                     6,262         5,710

       Restated                                 $     17,029   $    13,344

  Net Income per common share:
  Northern Illinois Financial Corporation       $       3.62   $      2.53
  Premier Financial Services, Inc.                       .77           .68

       Restated                                 $        .79   $       .60


  3.  Securities available for sale

  The amortized cost and approximate fair value of securities available for sale at December 31, 1996 and 1995 are as follows (in thousands):

                                           1995                                          1996

                                         Gross       Gross      Approx.   Amortized     Gross        Gross        Approx.
                           Amortized  Unrealized  Unrealized    Fair       Cost      Unrealized  Unrealized         Fair
                                Cost     Gains       Losses       Value                  Gains       Losses        Value
U.S. Treasury obligations    $79,067     $256         ($419)     $78,904   $98,717      $ 467      ($  477)      $ 98,707
U.S. Government agencies      55,495      177         ( 702)      54,970   137,998        986         (581)       138,403
Obligations of state &
  political subdivisions     132,223    3,234          (824)     134,633   133,886      4,144          (855)      137,175
Debt securities issued by
  foreign institutions             5        -             -            5     2,010          -             -         2,010
Corporate debt securities     14,817       34           (40)      14,811    37,956        132           (29)       38,059
Mortgage-backed securities   215,655    1,217        (1,869)     215,003   146,722      1,803          (379)      148,146
Equity securities             22,332   15,029             -       37,361    25,021     11,049             -        36,070
                            $519,594  $19,9  47     ($3,854)    $535,687  $582,310    $18,581      ($ 2,321)     $598,570


  The amortized cost and fair value of securities available for sale as of December 31, 1996 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



    (In thousands)                                         Approximate
                                             Amortized       Fair
                                                Cost         Value

    Due in one year or less                      $49,692      $49,193
    Due after one year through five years         97,901       98,954
    Due after five years through ten years        59,198       60,025
    Due after ten years                           74,816       75,151
    Mortgage-backed and equity securities        237,987      252,364
                                                $519,594     $535,687

During 1996, proceeds from sales of securities available for sale were $142,485,000. Gross gains of $4,389,000 and gross losses of $551,000 were realized on those sales. Proceeds from sales of securities available for sale during 1995 were $178,984,000. Gross gains of $4,766,000 and gross losses of $720,000 were realized on those sales. During 1994, proceeds from sales of investment securities were $41,511,000. Gross gains of $1,460,000 and gross losses of $95,000 were realized on those sales.

On December 31, 1996 securities with a carrying value of approximately $241,171,000 were pledged to secure funds and trust deposits and for other purposes as required or permitted by law.

4.  Loans
The following is a summary of loans by major classification as of December 31, 1996 and 1995 (in thousands):


                                                   1996         1995

         Commercial, financial and
            agricultural loans                 $  229,700    $  229,589
         Real estate-construction loans            42,772        45,098

         Real estate-mortgage loans               625,364       530,636

         Loans to individuals                      68,488        71,010

                                               $  966,324    $  876,333

The Company serviced loans for others totaling $87,983,000, $127,747,000, and $128,271,000 as of December 31, 1996, 1995 and 1994, respectively. Custodial escrow balances maintained in connection with the foregoing loan servicing and included in demand deposits were approximately $87,000 and $1,094,000 at December 31, 1996 and 1995, respectively.

A summary of changes in the allowance for possible loan losses for the three years ended December 31 is as follows (in thousands):

                                                1996    1995     1994

    Balance beginning of year                  $9,435  $9,738   $10,595
    Recoveries                                    572   1,116       926
    Provision for possible loan losses          2,875   1,435       555

                                               12,882  12,289    12,076

    Less:loans charged off                      2,766   2,854     2,338

      Balance end of year                     $10,116  $9,435    $9,738

The recorded investment in collateral-dependent loans for which an impairment has been recognized at December 31, 1996 and 1995 was $4,718,000 and $6,118,000, respectively. The recorded investment in loans for which an impairment has been recognized was $4,718,000 and $3,748,000 and the related allowance for possible loan losses was $917,000 and $1,199,000 at December 31, 1996 and 1995,
respectively. The average recorded investment in impaired loans during 1996 and 1995 was $5,475,000 and $6,927,000, respectively. Interest income recognized on impaired loans during 1996 and 1995 was $188,000 and $284,000, respectively.

As of December 31, 1996, 1995 and 1994, the outstanding balance of nonaccrual loans was approximately $4,718,000, $6,118,000 and $8,911,000, respectively. Had interest on such loans been accrued, interest and fees on loans in the accompanying consolidated statements of earnings would have been greater by approximately $369,000, $643,000 and $1,011,000 in 1996, 1995 and 1994,
respectively.

The Company's subsidiary banks make loans to their executive officers, directors, principal holders of the Company's equity securities and to associates of such persons. These loans were made in the ordinary course of business on the same terms and conditions, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers and do not involve more than a normal risk. The following is a summary of activity with respect to such loans for the latest fiscal year (in thousands):

    Balance, January 1, 1996                                   $10,630
    New loans                                                    9,957
    Repayments                                                   5,038
    Balance, December 31, 1996                                 $15,549


5.  Bank premises and equipment
Bank premises and equipment are recorded at cost less accumulated depreciation as follows (in thousands):


                                                    1996         1995

         Land, buildings and improvements         $41,030      $42,679
         Furniture, fixtures and equipment         17,798       16,596
                                                   58,828       59,275
         Less accumulated depreciation             25,507       22,599
                                                  $33,321      $36,676


6. Short-term borrowings and securities sold under agreements to repurchase

Following is a summary of short-term borrowings and securities sold under agreements to repurchase at December 31, 1996 and 1995 (in thousands):
                                                      1996       1995

     Federal funds purchased and FHLB advances     $   -      $25,225
     Notes payable to banks                            -       13,250
     Securities sold under agreements to
       repurchase                                   23,486     49,757
                                                   $23,486     $88,232


The notes payable to banks totaling $13,250,000 at December 31, 1995 were draws on revolving lines of credit due on demand with variable interest (7.43% at December 31, 1995) and were secured by the Company's common stock holdings in its subsidiaries. At December 31, 1996, the Company had unused lines of credit of $4,500,000 maturing May 1997 and $20,000,000 maturing January, 1999. The lines bear interest at the option of the Company of prime rate floating or fixed at one month, two month, three month or six month periods at LIBOR plus 1 3/4%. The note agreements contain certain restrictive covenants. The Company was in compliance with such covenants at December 31, 1996.

At December 31, 1996 and 1995 there were no material amounts of assets at risk with any one customer under agreements to repurchase securities sold. At December 31, 1996 and 1995 securities sold under agreements to repurchase are summarized as follows (in thousands):


                                    Weighted
                                     Average               Collateral
                      Repurchase    Interest   Collatera     Market
         1996          Liability      Rate     Book Value    Value
    Demand               $16,857      3.83%       $12,370    $12,333
    Term                   6,629      5.61%         7,496      7,543
                         $23,486      4.33%       $19,866    $19,876



         1995

    Demand               $12,637      4.07%       $16,772    $16,919
    Term                  37,120      5.72%        38,779     38,980
                         $49,757      5.30%       $55,551    $55,899


7.  Long-Term Borrowings
At December 31, 1996 and 1995 long-term borrowings consisted of the following (in thousands):
                                                          1996         1995
   Securities sold under agreements to
    repurchase bearing interest at 6% to 7%
    with final maturity at June 19, 1997                 $  -        $3,588
   FHLB advances with interest at 6.92%,
    repaid in 1996                                          -         3,000
   FHLB advances, 5.85%, interest payable
    monthly, due December 20, 1999                        5,000       5,000
   FHLB advances, 6.54%, interest payable
    monthly, due August 23, 2000                          5,000         -
   FHLB advances, 6.75%, interest payable
    monthly, due July 2, 2001                             5,000         -
   FHLB advances, 6.24%, interest payable
    monthly, due November 6, 2001                        15,000         -

                                                        $30,000     $11,588

8.  Employee benefit plans
Effective July 1, 1994 the Company froze the benefits accumulating to participants in a defined benefit pension plan covering substantially all Premier Financial Services, Inc.'s employees. Accrued benefits as of that date were fully funded. The net pension income for 1995 and 1994 was $142,000 and $177,000, respectively. No income or expense was recorded in 1996.

The Company has a savings and stock plan for officers and employees. Company contributions to the plan are discretionary. The plan includes provisions for employee contributions which are considered tax-deferred under Section 401(k) of the Internal Revenue Code. Total expense was $886,000 for 1996 $880,000 for 1995, and $791,000 for 1994.

The Company has a stock option plan for key employees. Options are granted at the fair market value of the stock at the grant date. Options vest at the rate of 20% of granted shares at the end of each year in the succeeding five year period after the grant date, with the exception of 120,000 options granted in 1996 which vest ratably over a three year period beginning September 23, 1997. The plan provides for adjusting the total number of shares of common stock that may be available for options under the Plan on January 1, of each calendar year, so that the total number of shares of common stock that may be issued and sold under the Plan as of January 1, of each calendar year to be equal to four percent (4%) of the outstanding shares of common stock of the Company on such date; provided, however, that no such adjustment will reduce the total number of shares of common stock that may be issued and sold under the plan below 400,000.


The Company applies APB Opinion 25 and related Interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its stock options plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method contained in SFAS No.123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                1996           1995

   Net Income               As reported         $13,317       $17,029
                            Pro forma           $13,244       $17,018

   Earnings per share       As reported         $.62          $.79
                            Pro forma           $.61          $.79

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 1995 and 1996, respectively; risk-free interest rates of 5.8% and 5.9%; dividend yield of 3.0% for both years; expected lives of 4 and 5 years; and volatility of 25% and 30%. The weighted fair value of the options granted in 1995 and 1996 was $1.28 and $2.57, respectively.

A summary of the status of the Company's stock option plan as of and for each of the years in the three year period ended December 31, 1996 is presented below.




    Option
                                           Amount     Exercise price

   Outstanding at January 1, 1994           396,802     $2.23 to  $6.42
   Granted                                      -
   Exercised                                 (8,524)               2.23
   Forfeited                                   -                      -
   Outstanding at December 31, 1994         388,278      2.23 to   6.42
   Granted                                   75,888                6.16
   Exercised                                (20,222)     2.23 to   4.08
   Forfeited                                   -                      -
   Outstanding at December 31, 1995         443,944      2.23 to   6.42
   Granted                                  216,280               10.75
   Exercised                               (114,380)     2.23 to   6.42
   Forfeited                                (10,892)     2.23 to   6.42
   Outstanding at December 31, 1996         534,952     $2.23 to $10.75

The number of options exercisable at December 31, 1996, 1995 and 1994 were 247,599, 330,068 and 347,221, respectively.

The following table summarizes information about stock options outstanding at December 31, 1996.

                        Number         Remaining
   Exercise               of          Contractual           Number
    Price               Shares           Life             Exercisable

    2.23                29,837        1.5 years            29,837
    2.83               104,595        2.5 years           104,595
    2.46                45,721        4 years              45,721
    4.08                32,807        5 years              32,807
    6.42                40,672        6.5 years            23,167
    6.16                65,040        8 years              11,472
   10.75               120,000        3 years                   -
   10.75                96,280        9 years                   -
                       534,952                            247,599



The Company adopted a Deferred Compensation Plan January 1, 1997 for Directors and employees designated as Senior Leadership Employees by the Board of Directors. Participants may elect to defer up to 50% of salary, 100% of any bonus or 100% of director fees under the Plan. The Company makes a 25% matching contribution. Seventy-five thousand shares are registered for purchased by the Plan. Participants' deferral amounts are 100% vested on the earlier of 1) the end of the sixth year following the year in which deferrals are made, 2) normal retirement, or 3) employment termination due to death or disability. Prior to the merger, Northern Illinois and Premier each had a deferred Compensation Plan for their key employees. Total expense was approximately $329,000 in 1996, $167,000 in 1995, and $170,000 in 1994.


9.  Stockholders' equity
On April 28, 1994, the Board of Directors of Premier Financial Services, Inc. declared a three-for-one stock split in the form of a stock dividend, payable July 1, 1994 to stockholders of record on June 8, 1994. The stock split resulted in the issuance of 4,849,830 additional shares of common stock from authorized but unissued shares. The issuance of authorized but unissued shares resulted in the transfer of $48,498 from surplus to common stock, representing the par value of the shares issued.

In 1994, Premier Financial Services, Inc. redeemed all of the outstanding Premier Series C Preferred Stock for $1,950,000 and converted 1,300 shares of Premier Series D Preferred Stock to Premier Series B convertible Preferred Stock at stated value. In 1996, Premier Financial Services, Inc. redeemed all of the outstanding Premier Series A Preferred Perpetual Stock for $5,000,000.

Under the Company's shareholder rights plan each share of common stock entitles its holder to one right. Under certain conditions, each right entitles the holder to purchase one one-hundredth of a share of Junior Preferred Stock at a price of $27.25 per share, subject to adjustment. The rights will only be exercisable if a person or group has acquired, or announced an intention to acquire 15% or more of the outstanding shares of Company common stock or any person or group would be the beneficial owner of 30% or more of the voting power of the Company. Under certain circumstances, including the existence of a 15% acquiring party, each holder of a right, other than the acquiring party, will be entitled to purchase at the exercise price Company common stock having a market value of two times the exercise price. The rights may be redeemed at a price of $.01 per right prior to the existence of a 15% acquiring party, and thereafter, may be exchanged for one common share per right to the existence of a 50% acquiring party. The rights will expire on June 30, 2006. The rights do not have voting or dividend rights and until they become exercisable, have no dilutive effect on the earnings of the Company.


10.  Regulatory Matters

The Company and its banking subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its banking subsidiaries must meet specific capital guidelines that involve quantitative measures of each entities' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and its banking subsidiaries capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its banking subsidiaries to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996 the Company and its banking subsidiaries met all capital adequacy requirements which they are subject. As of December 31, 1996, the Company and it s banking subsidiaries were all categorized as well capitalized under the regulatory framework. There are no conditions or events since year end that management believes have changed the Company and it s banking subsidiaries category.

    (Amounts in thousands)
    As of December 31, 1996:
                                                                                              To Be Well
                                                                                          Capitalized Under
                                                                         For Capital      Prompt Corrective
                                                      Actual          Adequacy Purposes   Action Provisions:
                                                Amount     Ratio      Amount    Ratio       Amount     Ratio
    Total Capital (to risk weighted assets):
      Grand Premier Financial, Inc.            139,010   12.61%     88,193    8.00%       110,241    10.00%
      Grand National Bank                       79,080   11.35      55,728    8.00         69,660    10.00
      First Bank North                          16,845   11.40      11,818    8.00         14,772    10.00
      First Bank South                           9,572   11.27       6,795    8.00          8,493    10.00
      First National Bank of Northbrook         17,424   13.83      10,075    8.00         12,594    10.00
      First Security Bank of Cary Grove          6,040   15.70       3,078    8.00          3,847    10.00

    Tier 1 Capital (to risk weighted assets):
      Grand Premier Financial, Inc.            128,894   11.69      44,096    4.00         66,145     6.00
      Grand National Bank                       72,726   10.44      27,864    4.00         41,796     6.00
      First Bank North                          15,445   10.46       5,909    4.00          8,863     6.00
      First Bank South                           8,849   10.42       3,397    4.00          5,096     6.00
      First National Bank of Northbrook         16,062   12.75       7,908    4.00          7,557     6.00
      First Security Bank of Cary Grove          5,764   14.98       1,539    4.00          2,308     6.00

    Tier 1 Capital (to average assets):
      Grand Premier Financial, Inc.            128,894    7.94      64,926    4.00         81,158     5.00
      Grand National Bank                       72,726    7.60      38,293    4.00         47,866     5.00
      First Bank North                          15,445    6.50       9,507    4.00         11,884     5.00
      First Bank South                           8,849    5.63       6,284    4.00          7,855     5.00
      First National Bank of Northbrook         16,062    8.12       7,908    4.00          9,885     5.00
      First Security Bank of Cary Grove          5,764    7.63       3,022    4.00          3,777     5.00

    As of December 31, 1995:
    Total Capital (to risk weighted assets):
      Grand Premier Financial, Inc.            134,159    12.89      83,290    8.00        104,112    10.00
      Grand National Bank                       82,073    12.58      52,185    8.00         65,231    10.00
      First Bank North                          16,521    11.54      11,458    8.00         14,322    10.00
      First Bank South                           9,288    11.57       6,423    8.00          8,029    10.00
      First National Bank of Northbrook         17,134    15.10       9,075    8.00         11,343    10.00
      First Security Bank of Cary Grove          5,630    16.67       2,702    8.00          3,377    10.00

    Tier 1 Capital (to risk weighted assets):
      Grand Premier Financial, Inc.            124,724    11.98      41,645    4.00         62,467     6.00
      Grand National Bank                       76,467    11.72      26,093    4.00         39,139     6.00
      First Bank North                          15,283    10.67       5,729    4.00          8,593     6.00
      First Bank South                           8,557    10.66       3,212    4.00          4,817     6.00
      First National Bank of Northbrook         15,716    13.85       4,537    4.00          6,806     6.00
      First Security Bank of Cary Grove          5,318    15.75       1,351    4.00          2,026     6.00

    Tier 1 Capital (to average assets):
      Grand Premier Financial, Inc.            124,724     7.81      63,856    4.00         79,820     5.00
      Grand National Bank                       76,467     8.14      37,558    4.00         46,947     5.00
      First Bank North                          15,283     6.67       9,169    4.00         11,462     5.00
      First Bank South                           8,557     5.61       6,106    4.00          7,632     5.00
      First National Bank of Northbrook         15,716     7.88       7,976    4.00          9,970     5.00
      First Security Bank of Cary Grove          5,318     8.20       2,594    4.00          3,242     5.00

11.  Income Taxes
The components of the consolidated income tax expense (benefit)for the years ended December 31, 1996, 1995, and 1994 are as follows (in thousands):


                                           1996       1995      1994

     Current                             $10,450    $11,634     $1,671
     Deferred                             (5,165)    (5,478)     2,878
       Total income tax expense           $5,285     $6,156     $4,549







The actual tax expense differs from the expected tax expense computed by applying the Federal Corporate tax rate of 34% to earnings before income taxes as follows (in thousands):

                                                                 1996        1995          1994
    Federal income tax expense at statutory rate               $7,278      $7,882        $6,083
    Tax-exempt interest income, net of disallowed interest
        deduction                                              (2,650)     (2,271)       (2,495)
    State income tax expense (benefit), net of federal
        income tax                                              1,369         398          (88)
    Nondeductible expenses                                          -         430           609
    Adjustment of prior year                                        -           -          (96)
    Valuation allowance on state NOLs                            (763)          -             -
    Other, net                                                     51        (283)          536
       Total income tax expense                                $5,285      $6,156        $4,549

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 are presented below (in thousands):


                                                         1996     1995
    Deferred tax assets
         Securities, sections 475 and 481
            adjustments                                 $5,105   $2,743
         Other real estate owned                             -       32
         Net operating loss carry forwards                 832      910
         Loans, principally due to allowance for
            losses                                       4,142    3,199
         Deferred loan fees                                -         32
         Land write-down                                   994        -
         Other                                           1,378    1,318
           Total gross deferred tax assets              12,451    8,234
           Less:  Valuation allowance                        -    (763)
           Net deferred tax assets                     $12,451   $7,471



    Deferred tax liabilities:                    1996           1995

      Security accretion                    $     129       $    165

      Tax depreciation in excess of
      book depreciation                            51            300
      Difference between tax and
      book basis of assets acquired             1,147          1,322
      Deferred loan fees                          274            109
      Other                                       136             26
         Total gross deferred tax
           liabilities                          1,737          1,922
         Net deferred tax asset                10,714          5,549
      Unrealized gain on securities
       available for sale                      (6,305)        (6,210)
         Net deferred tax asset
           (liability)                        $ 4,409       $  ( 661)



At December 31, 1996 and 1995, the Company had net operating loss carryforwards for Illinois state income tax purposes of approximately $17.8 million and $19.6 million respectively. These carryforwards will expire at various dates through the year 2007.


12.  Financial instruments with off-balance sheet risk and contingencies
The company utilizes various financial instruments with off-balance sheet risk to meet the financing needs of its customers, to generate profits and to reduce its own exposure to fluctuations in interest rates. These financial instruments, many of which are so-called "off-balance sheet" transactions, involve to varying degrees, credit and interest rate risk in excess of the amount recognized as either an asset or liability in the consolidated balance sheets.

Credit risk is the possibility that a loss may occur because a party to a transaction failed to perform according to the terms of the contract.
Interest rate risk is the possibility that future changes in market interest rates will cause a financial instrument to be less valuable or more onerous. The Company controls the credit risk arising from these instruments through its credit approval process and through the use of risk control limits and monitoring procedures. The Company uses the same credit policies when entering into financial instruments with off-balance sheet risk as it does for on-balance sheet instruments. At December 31, 1996 and 1995, such commitments and off-balance sheet financial instruments are as follows (in thousands).


                                                       1996       1995
      Letters of credit                             $14,018    $18,928

      Lines of credit and other loan commitments    256,654    237,826

                                                   $270,672   $256,754

Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan facilities to customers.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

There are various claims pending against the Company and its subsidiaries arising in the normal course of business. Management believes, based upon the opinion of counsel, that liabilities arising from these proceedings, if any, will not be material to the Company's financial position.

13.  Disclosures about fair value of financial instruments
The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practical to estimate that value:

Securities - For U.S. Treasury and U.S. Government Agency securities, fair values are based on market prices or dealer quotes. For other investment securities, fair value equals quoted market price if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans - The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits - The fair value of demand deposits, savings accounts, NOW and money market accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-term and Long-term Borrowings - The fair value of short-term and long-term borrowings is estimated by discounting the future cash flows using the current interest rates at which similar borrowings could be made for the same maturities.

Commitments to Extend Credit and Standby Letters of Credit - The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter parties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counter parties at the reporting date.


The estimated fair value of the Company's financial instruments at December31,1996 follows (in thousands):


                                               1996                   1995
                                     Carrying     Fair        Carrying    Fair
                                     Amount       Value       Amount      Value
Financial Assets:
   Cash                             $  49,441  $  49,441   $   65,279    $65,279
   Interest Bearing Deposits            3,114      3,114        5,524      5,524
   Securities                         535,687    535,687      598,570    598,570
   Federal Funds Sold and
    Securities purchased under
    agreement to resell                17,805     17,805        6,500      6,500
   Loans                              965,482    963,907      874,752    870,827
   Less Allowance for possible
    loan losses                       (10,116)         -       (9,435)         -
Financial Liabilities:

   Deposits                         1,417,394  1,420,663    1,351,657  1,358,654
   Short-term borrowings               23,486     23,506       88,232     88,338
   Long-term debt                      30,000     29,589       11,588     11,611
   Off Balance Sheet Items:
   Commitments to extend credit           -           *            -           *
   Standby letters of credit              -           *            -           *
* Amount is not material.

14.  Condensed financial information (Parent Company only)
The following is a summary of condensed financial information for the Parent Company only (in thousands):


Condensed balance sheets                                      December 31,

                                                        1996               1995

Assets
Investment in subsidiaries                          $147,887           $151,517
Cash & interest bearing deposits                         751                482
Securities available for sale                          7,590             10,423
Premises and equipment                                 1,866              5,722
Other assets                                           7,406              6,987
   Total assets                                     $165,500           $175,131

Liabilities and stockholders' equity
Short-term borrowings                               $    -              $13,250
Other liabilities                                      7,411              5,878
   Total liabilities                                   7,411             19,128
Stockholders' equity                                 158,089            156,003
   Total liabilities and stockholders'              $165,500           $175,131
    equity










Condensed statements of earnings
                                         For the years ended December 31,
                                             1996          1995         1994
Income:
  Dividends from subsidiaries          $  22,285       $14,913         $10,795
  Investment security gains, net           2,513         2,183           1,382
  Other                                    8,504         6,482           4,572
                                          33,302        23,578          16,749
Expenses:
  Interest on borrowings                     924         1,102           1,099
  Salaries                                 7,372         5,536           5,136
  Other                                    9,757         4,767           3,565
                                          18,053        11,405           9,800

  Earnings before income tax benefit and
  equity in undistributed earnings of     15,249        12,173           6,949
  subsidiaries
Income tax benefit                         2,298           987           1,114

  Earnings before equity in undistributed
    earnings of subsidiaries              17,547        13,160           8,063

Equity in undistributed earnings of
  subsidiaries                            (4,230)        3,869           5,281

     Net earnings                      $  13,317      $ 17,029         $13,344




Condensed statements of cash flows
                                              For the years ended December 31,
                                                      1996      1995      1994
Operating activities:
 Net cash provided by operating activities         $19,276     9,909  $  6,372
  Investing activities:
 Sale of securities available for sale               7,077     5,432     2,317
 Maturity of securities available for sale              -        525        -
 Purchase of securities available for sale          (3,459)   (7,349)   (2,643)
 Purchase of bank premises and equipment              (894)     (247)     (746)
 Net cash provided by (used in) investing
  activities                                         2,724    (1,639)   (1,072)

Financing activities:
 Increase (decrease) in short-term debt            (13,250)   (1,985)      625
 Redemption of preferred stock                      (5,000)       -     (1,950)
 Purchase of treasury stock                             -     (1,374)     (600)
 Reissuance of treasury stock                           -        149        59
 Dividends paid                                     (6,322)   (4,864)   (4,640)
 Other                                               2,841       (43)      443
 Net cash used in financing activities             (21,731)   (8,117)   (6,063)

Increase (decrease) in cash                          $ 269      $153     $(763)
Cash paid (received) for:
 Interest                                            $ 985    $  769      $966
 Income taxes                                       (1,453)   (3,821)   (2,332)

15.  Quarterly Financial Information (unaudited)

                                  First    Second    Third    Fourth
   1996                          Quarter            Quarter   Quarter
                                          Quarter

   Interest income               $28,047   $28,255  $28,994   $29,074
   Interest expense               13,893    13,761   14,378    14,526
   Net interest income            14,154    14,494   14,616    14,548
   Provision for loan losses         406       514    1,505       450
   Other operating income          3,415     4,215    3,878     6,208
   Other operating expense        12,239    12,921   16,359    12,532
   Income before income taxes      4,924     5,274      630     7,774
   Provision for income taxes      1,393      1424       35     2,433
   Net income                     $3,531    43,850     $595    $5,341
   Net income per share             $.16      $.18     $.02      $.26




                                  First    Second    Third    Fourth
   1995                          Quarter  Quarter   Quarter   Quarter

   Interest income               $25,632   $26,930  $27,985   $28,235
   Interest expense               12,087    13,342   13,945    14,167
   Net interest income            13,545    13,588   14,040    14,068
   Provision for loan losses         115        81      394       845
   Other operating income          3,342     4,025    4,052     5,756
   Other operating expense        12,132    12,463   11,511    11,690
   Income before income taxes      4,640     5,069    6,187     7,289
   Provision for income taxes      1,173     1,216    1,475     2,292
   Net income                     $3,467    $3,853   $4,712    $4,997
   Net income per share             $.16      $.18     $.22      $.23






                         MANAGEMENT'S DISCUSSION AND ANALYSIS
                   OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The discussion presented below provides an analysis of the Company's financial condition and results of operations for the past three years, and is intended to cover significant factors affecting the Company's overall performance during that time. It is designed to provide shareholders with a more comprehensive review of the operating results and financial condition than could be obtained from an examination of the financial statements alone, and should be read in conjunction with the consolidated financial statements, accompanying notes and other financial information presented in the 1996 Annual report to shareholders. All financial statements and information have been restated to reflect the merger of Northern Illinois Financial Corporation and Premier Financial Services, Inc. with and into Grand Premier Financial, Inc. consummated on August 22, 1996. The merger was accounted for as a pooling of interests.

Results of Operations

Net earnings in 1996 totaled $13.3 million, or $.62 per share, as compared to slightly over $17.0 million, or $.79 per share, in 1995. Current year earnings were affected significantly by a number of non-recurring items, many of them related to the Company s formation and organization as a result of the merger. Included were charges for contract and lease terminations, severance benefits related to staff reductions, and investment banking and professional fees. In addition, the Company recorded a write-down on a parcel of real estate which had previously been held for future development. In total, these non-recurring items reduced 1996 net earnings by approximately $4.1 million, or $.20 per share. The year-to-year increase in net earnings from 1994 to 1995 was primarily due to increases in net interest income after provision for possible loan losses and net gains from sales of investment securities.

Net Interest Income

Tax equivalent net interest income totaled $61.7 million for 1996, up $2.7 million (4.6%) from $59.0 million in 1995 and $4.6 million (8.1%) from $57.1 million in 1994. The year-to-year increases were primarily the result of growth in earning assets. Average earning assets totaled $1.49 billion in 1996 versus $1.40 billion and $1.32 billion in 1995 and 1994, respectively. Earning assets as a percentage of total average assets at December 31, 1996, 1995 and 1994 were 91.9%, 91.3% and 90.8%, respectively. Average loans, which are generally the highest yielding component of earning assets, increased by $215.9 million over the three year period and represented 61.1% of total earning assets at December 31, 1996, 57.6% of average earning assets at December 31, 1995 and 55.8% of average earning assets at December 31, 1994. Average investments and other short-term earning assets (interest bearing deposits, federal funds sold and securities purchased under agreements to resell) as a percentage of total average earning assets declined from 44.2% in 1994 to 42.4% in 1995 and 38.9% in 1996.

Grand Premier s net interest margin was 4.14% at December 31, 1996, reflecting a decline from 4.21% at December 31, 1995 and eighteen basis points lower than the 4.32% at December 31, 1994. The compression on net interest margin from 1995 to 1996 was primarily the result of yields on average earning assets declining from 8.03% in 1995 to 7.94% in 1996, while cost of funds declined only two basis points, from 3.82% at December 31, 1995 to 3.80% at December 31, 1996. The yield decline on average earning assets was essentially due to lower overall market rates in 1996 as compared to 1995, whereas the minimal decrease in cost of funds reflected a shift toward longer-term funding sources as the Company took steps during the year to moderate interest rate risk and increase general liquidity. The decrease in net interest margin from 1994 to 1995 was the result of market reactions to 1994 monetary policy implemented by the Federal Reserve Board of Governors wherein interest rates were raised repeatedly in order to slow economic activity and inflationary trends. From 1994 to 1995, Grand Premier experienced a 76 basis point increase in the average yield on earning assets while the average cost of funds increased 87 basis points. Management anticipates that the Company s net interest margin will continue to be influenced by competitive and market pressures in the future.

Interest Rate Risk Management

One of the Company s primary objectives is to manage the volatility in net interest income resulting from changes in interest rates. This is accomplished by actively managing the repricing characteristics of its interest earning assets and interest bearing liabilities in a dynamic environment. Grand Premier uses simulation modeling to analyze the effect of predicted or assumed changes in interest rates on balances and subsequently net interest income. The model provides for simultaneously comparing three different interest rate scenarios and their impact on net interest income over a two year horizon. A "rising" and a "declining" rate scenario are used to identify the potential impact of rapid changes, up or down, from current rates. The third scenario, i.e. the "base" or flat rate" simulation, (more traditionally known as "gap measurement") is used as a control to quantify the effect of changes in net interest income caused solely by repricing existing balances at market rates as they mature. Changes in balances reflecting repayment risk, likely changes in customer behavior under different interest rate environments and other "what if" assumptions are also simulated under each scenario. Interest sensitivity, i.e., the Company s exposure to changes in net interest income is measured over a rolling 12 month period under the rising and declining rate scenarios and compared to the base case forecast. Generally, Grand Premier s policy is to maximize net interest income while limiting negative interest sensitivity ( i.e., a decline in net interest income) to no more than 10% of after tax earnings under any interest rate scenario. In January, 1997, the simulation model indicated minimal rate sensitivity (i.e., less than a 2.00% change in net interest income) in either a rising or declining rate environment.

The following table shows the Company s base or flat rate measurement (i.e., "gap position") as of December 31, 1996:

                                        Volumes Subject to Repricing
                                     within   within    within   over
                                    90 days   1 year   5 years  5 years
                                   ($ in thousands)
   Loans (net of unearned
    income) ....................   $372,381  $116,527  $372,869 $103,705
   Investment securities .......     65,307    55,596   236,857  177,927
   Other earning assets ........     28,498       -         -       -
     Total earning assets ......    466,186   172,123   609,726  281,632
   Transaction accounts.........     24,215    24,215        -   145,293
   Savings accounts.............     75,273    40,793        -   244,765
   Time deposit accounts .......    186,809   279,436   186,034   10,419
   Short-term borrowing .......      19,199     4,287        -      -
   Long-term borrowing.........          -         -     30,000     -
     Total interest-bearing
     liabilities ...............    305,496   348,731   216,034  400,477
     Asset (liability) gap......    160,690  (176,608)  393,692 (118,845)
     Cumulative asset (liability)
         gap.....................  $160,690 ($ 15,918) $377,774 $258,929

In reviewing the table, it should be noted that the balances are shown for a specific point in time and because the interest sensitivity position is dynamic, it can change significantly over time. Furthermore, the balances reflect both contractual repricing of deposits and management's repricing assumptions on certain deposits where discretion is permitted. Seventy five percent (75.0%) of core demand deposit accounts and regular savings accounts have been classified as repricing beyond one year. While these accounts are subject to immediate withdrawal, experience indicates they are relatively rate insensitive.


Provision for Possible Loan Losses

The amount of the provision for possible loan losses is based on periodic (but no less than quarterly) evaluations by management. In these evaluations, numerous factors are considered including, but not limited to, current economic conditions, loan portfolio composition, prior loan loss experience, and an estimation of potential losses.
Each loan in the portfolio is graded according to specific financial, risk and repayment criteria. The aggregate required reserve balance for the entire portfolio is maintained through earnings provisions as required. The provision for loan losses in 1996 totaled $2.9 million as compared to $1.4 million and $555,000 in 1995 and 1994, respectively.
The increased year-to-year provisions are primarily the result of loan portfolio growth. Loans, net of unearned discount, totaled $965.5 million, $874.8 million and $762.7 million at year end 1996, 1995 and 1994 respectively. At December 31, 1996 the allowance for possible loan losses totaled $10.1 million (1.05% of gross loans), compared to $9.4 million (1.08% of gross loans) at December 31, 1995 and $9.7 million (1.27% of gross loans) at December 31, 1994. Net charge-offs as a percentage of average loans were .24% in 1996, compared with .22% and
 .19% in 1995 and 1994, respectively. Although management believes that the present level of the Allowance for Possible Loan Losses is a conservative assessment of the risk inherent in the loan portfolio, there can be no assurance that significant provisions for losses will not be required in the future based on factors such as portfolio growth, deterioration of market conditions, major changes in borrowers' financial conditions, delinquencies and defaults. Future provisions will continue to be determined in relation to overall asset quality as well as other factors mentioned previously.

Other Income

Other income (excluding net gains from sales of investment securities) increased $749,000, or 5.7%, in 1996 over 1995 following a $1.4 million, or 11.5%, increase in 1995 over 1994. Service charges on deposits and trust fees continue to be the primary components of Non-Interest income. Revenue from other fee-based services and products also increased modestly.

Service charges on deposit accounts, which represents Grand Premier s largest fee-based source of income totaled $6.4 million, $5.3 million and $5.0 million in 1996, 1995 and 1994, respectively. The $1.1 million increase from 1995 to 1996 was primarily due to standardization of fee schedules among four subsidiary banks which were merged into a single charter in February, 1996.

Trust fees totaled $3.2 million in 1996, a 10.0% increase over 1995. This increase followed revenue growth of 6.8% in 1994. The growth in 1996 and 1995 was primarily due to favorable performance of trust assets under administration and an increasing customer base. Trust fees are based on providing fiduciary, investment management, custodial and related services to corporate and personal clients. As of December 31, 1996, the market value of total managed assets approximated $.65 billion. Management anticipates continued growth in relationships and fees in 1997.

Net investment security gains were $3.8 million in 1996 as compared to $4.0 million in 1995 and $1.4 million in 1994. Securities available for sale are utilized to manage interest rate risk, to provide liquidity, and as an important contributor to earnings. As conditions change over time, overall interest rate risk, liquidity demands and return on the investment security portfolio will vary. The Company will continue to use its securities available for sale portfolio to manage interest rate risk, meet liquidity needs and optimize overall investment returns.


Other operating income in 1996 decreased $662,000 as compared to 1995, following an increase of $846,000 in 1995 from 1994. The decline from 1995 to 1996 was due to reduced revenues associated with residential mortgage originations and mortgage servicing. Contributing to the 1995 increase were fees from mortgage origination, loan servicing, credit card processing and safe deposit box rental.


Other Expenses

Total other expenses in 1996 increased by $6.3 million, or 13.1% over 1995. Increases of approximately $7.7 million were partially offset by a $1.4 million reduction in FDIC insurance premiums. In 1994 other expenses totaled $47.9 million.

Salaries and benefits, the largest component of other expense, totaled $26.6 million in 1996, an increase of $2.5 million (10.4%) over $24.1 million in 1995, following a $884,000 increase (3.8%) in 1995 over 1994.

In 1996, $350,000 in severance benefits were paid to employees whose positions were eliminated as a result of merging four subsidiary banks into one charter in February, 1996 and $614,000 was recorded as an expense in recognition of the Company s liability for earned vacation pay as of December 31, 1996. In addition, Grand Premier accrued an expense of $700,000 for anticipated severance payments to employees whose positions will be eliminated as the Company completes consolidating its operations in early 1997. Three employee groups, including officials and managers, technicians, and office and clerical totaling 46 employees are included in the restructuring plan. Management expects to complete the consolidation plan during the first half of 1997. No payments were made against the severance liability in 1996. The increase from 1994 to 1995 reflects higher incentive payments and increased costs associated with medical insurance premiums.

Employee benefits were 21.10% of compensation expense in 1996 compared with 24.06% in 1995 and 24.56% in 1994. At December 31, 1996, full-time equivalent employees totaled 642, as compared to 711 and 696 at year end 1995 and 1994, respectively.

Combined net occupancy and furniture and fixture expense increased $409,000 and $360,000 in 1996 and 1995, respectively. The increase in 1996 over 1995 was primarily the result of relocating the Company's operating subsidiary to its new facility in Vernon Hills, Illinois during the fourth quarter, 1996 as a part of the Company s plans to consolidate and centralize back-office servicing. The increase in combined net occupancy and furniture and fixture expense in 1995 was the result of opening three new financial service offices.

In 1996, Grand Premier s subsidiary banks paid $95,000 for federal deposit
(FDIC) insurance as compared to $1.5 million in 1995 and $2.8 million in 1994. The year-to-year decreases reflect the fully funded position of the Bank Insurance Fund ( BIF ) in 1995. The FDIC insurance premium expense in 1996 reflects a one time charge of $59,000 on OAKAR deposits (i.e., deposits acquired by the Company from a savings association through a branch acquisition) by the Company for recapitalization of the Savings and Loan ( SAIF ) insurance fund.

The Company owns 5.5 acres of property in Riverwoods, Illinois which it acquired in 1993 for possible future expansion. In October, 1996, Grand Premier decided that developing the property was no longer consistent with its long-term plans. The Company recorded a $2.5 million charge to 1996 pre-tax earnings reflecting the write-down of the property to approximate fair value. The property is currently being marketed for sale.

Other expenses increased by $2.2 million in 1996 over 1995 and 1994. A major portion of the increase (just under $2.0 million) was the result of several non-recurring items; 1) expenses of approximately $750,000 for contract and lease terminations, and 2) $1.2 million in investment banking, professional expenses and other organizational start up costs associated with the merger. Miscellaneous expenses such as forms reprinting, marketing, establishing inter-company communications systems, etc. were primarily responsible for the remainder of the year-to-year increase.

Income Taxes

Income taxes for 1996 totaled $5.3 million as compared to $6.2 million in 1995 and $4.5 million in 1994. The decrease in the tax provision from 1995 to 1996 is due to lower taxable earnings. Grand Premier s effective tax rate was 28.4% in 1996, 26.5% in 1995 and 25.4% in 1994.

Financial Condition

At December 31, 1996, Grand Premier had total assets of $1.64 billion, an increase of $17.9 million as compared to $1.62 billion at December 31, 1995. Average total assets for 1996 increased $85.6 million, or 5.6%, over 1995. Although asset growth was modest from year end 1995 to 1996, balance sheet composition changed significantly. Loans, which totaled $876.3 million as of December 31, 1995, grew by $90.0 million to just over $966.3 million at year end 1996. The change in asset mix is reflected in securities available for sale, which declined by $62.8 million and a $15.8 million decrease in cash and non-interest bearing deposits. The mix of funding sources also changed, with deposits increasing $65.8 million, to $1.42 billion at December 31, 1996, and long-term borrowings rising by $18.4 million, offset by a $64.7 million decrease in short-term borrowings.

Securities

Grand Premier s securities available for sale portfolio is used by the Company as an integral part of its interest rate risk management, earnings and tax planning strategies. The portfolio consists of debt and equity securities, any of which may be sold in response to changes in interest rates, for liquidity, or for tax purposes. At December 31, 1996, $535.7 million was invested in securities available for sale, compared to $598.6 million at year end 1995. The decline occurred as proceeds from maturing securities were used to fund loans instead of being reinvested in the portfolio.

At December 31, 1996, approximately 25% of the total carrying value of securities available for sale consisted of U. S. Treasury and U.S. government agency securities, 25% of obligations of states and political subdivisions, 40% of mortgage-backed securities, 3% of corporate and foreign debt securities, and 7% of equity securities. Of the 40% of mortgage-backed securities the Company had $118.4 million invested in collateralized mortgage obligations ("CMO's") and $97.0 million in other mortgage-backed securities. A CMO is a mortgage-backed security that consists of classes of bonds created by prioritizing the cash flows from the underlying mortgage pool to meet different investors objectives. Other mortgage-backed securities depend on an underlying pool of mortgage loans to provide a cash flow "pass through" of principal and interest, without prioritization by class. The CMO s held by the Company are primarily shorter-maturity class bonds structured to provide more predictable cash flows by being less sensitive to prepayments during periods of changing interest rates. At December 31, 1996, substantially all of the mortgage-backed securities held by the Company were issued or backed by U.S. Federal Government Agencies.

Loans

The Company s lending strategy stresses quality growth, diversified by product, geography and industry. Loans represent the largest component of Grand
Premier s earning assets. At December 31, 1996, loans outstanding totaled $966.3 million, a $90.0 million (10.26%) increase as compared to year end 1995. The growth was primarily in the commercial real estate portfolio, which represented 38.5% of loans at year end. At December 31, 1996, the loan portfolio consisted of 23.7% commercial, 4.4% construction, 38.5% commercial real estate, 26.3% residential real estate, and 7.1% to individuals. Management anticipates that growth in total loans will continue in 1997.

Asset Quality

Over the past several years, aggressive collection actions combined with a healthy local and national economy have improved asset quality significantly.
At year end 1996, non-performing assets declined to $9.4 million, or .57% of total assets, down from $10.9 million, or .67% of total assets at December 31, 1995. Non-performing assets consist of loans 90 days or more past due, loans and investments not accruing interest, loans with renegotiated credit terms, and other real estate owned. Non-accruing loans decreased from $6.1 million at year end 1995 to $4.7 million at December 31, 1996, loans past due 90 days or more and still accruing increased from $539,000 at year end 1995 to $1.9 million at December 31, 1996, and renegotiated loans decreased from $551,000 at year end 1995 to $510,000 at December 31, 1996. Other real estate owned totaled $2.2 million and $3.1 million at December 31, 1996 and 1995, respectively.

Sources of Funds

The Company considers core deposits, which include transaction accounts, savings deposit accounts, and consumer time deposits less than $100,000 as our most stable source of funding. These core deposits are supplemented by time deposits from governmental entities, time deposits greater than $100,000 and securities sold under agreements to repurchase. Other short-term borrowings and stockholders' equity comprise the remainder of the Company s funding sources. Total deposits increased $65.8 million, (4.9%) to $1.42 billion at December 31, 1996 compared with $1.35 billion at December 31, 1995. Non-interest bearing deposits were 14.9% and 14.5% of total deposits at December 31, 1996 and 1995, respectively. Total short-term borrowings, including repurchase agreements, were $23.5 million at December 31, 1996 compared with $88.2 million at December 31, 1995. The $64.7 million decline from year end 1995 is a result of the Company taking steps to lengthen its interest-bearing liabilities to moderate interest rate risk. The Company also paid off its short-term lines of credit with unaffiliated banks, encouraged holders of securities sold under agreements to repurchase to reinvest proceeds in interest bearing time deposits and replaced short-term advances from the Federal Home Loan Bank with long-term advances. Long-term borrowings increased from $11.6 million at December 31, 1995 to $30.0 million at December 31, 1996, reflecting an increase of $18.4 million in advances from the Federal Home Loan Bank as compared to year end 1995.

Liquidity

Grand Premier defines liquidity as having funds available to meet cash flow requirements. Effective management of balance sheet liquidity is necessary to fund growth in earning assets, to pay liabilities, to satisfy depositors' withdrawal requirements and to accommodate changes in balance sheet mix. The Company has three major sources for generating cash other than through operations: 1) primary and secondary market deposits, 2) securities available for sale, and 3) lines of credit from unaffiliated banks. Liquid assets are compared to the potential needs for funds on an ongoing basis to determine if the Company has sufficient coverage for future liquidity needs. Management maintains a primary and total liquidity position that provides for a minimum 100% coverage relative to the anticipated likelihood of potential events taking place. At year end, our liquidity coverage exceeded this position.

Stockholders' Equity

Stockholders' equity increased by $2.1 million during 1996, from $156.0 million at December 31, 1995 to $158.1 million in 1996. The increase was primarily due to retained net earnings of $7.0 million (net income of $13.3 million less total common and preferred stock dividends of $6.3 million) offset by redemption of $5.0 million Series A Preferred stock.

The Federal Reserve Board currently specifies three capital measurements under their risk-based capital guidelines: 1) "tier 1 capital" (i.e., stockholders' equity less goodwill to risk-adjusted assets), 2) "total risk based capital" (i.e., tier 1 capital plus the lesser of 1.25% of risk-adjusted assets or the allowance for possible loan losses to risk-adjusted assets), and 3) "tier 1 leverage ratio" (i.e., stockholders' equity less goodwill to total assets less goodwill). Bank holding companies are required to maintain minimum risk-based capital ratios of 4% for "tier 1 capital", 8% for "total risk based capital," and a "Tier 1 leverage ratio of 3% or greater. At December 31, 1996, Grand Premier s "tier 1 capital" ratio was 11.69%, well above the regulatory minimum. The Company s "total risk based capital" and tier 1 leverage ratios were 12.61% and 7.94% respectively, also considerably better than required. All of the Company s banking subsidiaries met the definition of "well-capitalized" under the FDIC's risk related premium system at December 31, 1996.

Current Accounting Developments

In June 1996, the FASB issued SFAS No. 125,  Accounting for Transfers and
Servicing of Financial Assets and Extinguishments of Liabilities.   SFAS No.
125, among other things, applies a financial-components approach that focuses on control, whereby an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS No, 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The Company does not expect this pronouncement to have a significant impact on its consolidated financial condition or results of operations.

Overview

1996 was a year of significant change for Grand Premier Financial; that change will continue, and accelerate, in 1997. An aggressive schedule has been established for converting the Company to one data processing system, completing the centralization of operational processes and combining Grand Premier s catalogue of products and services. Management anticipates improvements in service level and earnings as these tasks are completed.

Supplementary Business Information

GRAND PREMIER FINANCIAL, INC. is a registered bank holding company and was established under Delaware Law. The operations of Grand Premier and its subsidiaries consist primarily of financial activities common to the commercial banking industry, as well as trust and investment services, data processing and electronic banking services and insurance. Services are extended to individuals, businesses, local government units and institutional customers throughout Northern Illinois.

Stock information
The Company s common stock is traded on the NASDAQ National Over-the-Counter market and is listed under the symbol GPFI. As of December 31, 1996 there were 1,231 shareholders of record. A two-year record, by quarter, of high and low bid prices, as well as cash dividends declared, is as follows:

   1996                               1995

                                 Cash                            Cash
    Quarter   High    Low    Dividend   Quarter  High    Low  Dividend
      1st    10.25    8.25   .045          1st   7.50   6.50  .0425
      2nd    10.75    9.50   .045          2nd   8.25   7.25  .0425
      3rd    13.00   10.25   .10           3rd   8.00   6.75  .0425
      4th    11.50    9.00   .08           4th   9.75   7.75  .0625
     Total                   .27          Total               .19


A three-for-one stock split in the form of a 200% stock dividend was declared and distributed as follows:

                                       1994
    Declaration date              April 28, 1994
    Record date                    June 8, 1994
    Payable date                   July 1, 1994


10K notice
The Annual Report to the Securities and Exchange Commission, Form
10-K, may be obtained by shareholders free of charge upon written request to Alan J. Emerick, Secretary of the Corporation, Grand Premier Financial, Inc., 486 West Liberty Street, Wauconda, Illinois 60084.




                             Five Year Summary of Selected Financial Data

Earnings                       1996       1995       1994     1993       1992
Interest income              $114,370   $108,782   $92,166  $84,801   $86,422
Interest expense               56,558     53,541    38,928   37,059    42,185
Net interest income            57,812     53,241    53,238   47,742    44,238
Provision for possible
loan losses                     2,875      1,435       555    2,982     4,499
Earnings before income
taxes and cumulative
effect of change in
accounting for income
taxes                          18,602     23,185    17,893   13,862    13,401
Earnings before cumulative
effect of change in
accounting for income
taxes                          13,317     17,029    13,344   11,398    10,600
Cumulative effect of
change in accounting for
income taxes                        -          -         -      898         -
Net earnings                   13,317     17,029    13,344   12,296    10,600
Net earnings available to
common shareholders           $12,378    $15,923   $12,140  $11,704   $10,600




Per common share
statistics*                   1996      1995      1994     1993      1992

Net earnings before
cumulative effect of change
in accounting for income
taxes                         $.62      $.79     $ .60    $ .54     $ .53

Cumulative effect of change
in accounting for income
taxes                            -        -         -       .05         -
Net earnings                    .62      .79       .60      .59       .53
Cash dividend declared          .27      .19       .18      .16       .15
Book Value                     7.45     7.13      5.63     5.80      5.13


                           1996        1995        1994        1993        1992

Common shares outstanding
-year end            19,983,679  19,869,823  20,036,969  20,118,626  19,419,295




                           1996      1995       1994      1993     1992

Rate earned on beginning
stockholders' equity       8.54%    13.39%     10.03%    12.34%   11.41%





Financial position - year
 end                           1996       1995       1994      1993        1992
Securities held-
 to-maturity              $       -  $       -   $114,174   $129,661   $361,736
Securities available
 for sale                   535,687    598,570    457,161    403,487     77,521
Loans, net                  955,366    865,317    752,973    756,821    613,520
Allowance for possible
 loan losses                 10,116      9,435      9,738     10,595      8,160
Excess cost over fair
 value of net
 assets acquired             18,489     20,227     21,601     23,193      3,010
Noninterest bearing
 deposits                   211,015    196,534    198,659    214,161    151,147
Interest bearing
 deposits                 1,206,379  1,155,123  1,066,735  1,033,096    857,459
Total deposits            1,417,394  1,351,657  1,265,394  1,247,257  1,008,606
Short-term borrowings             -     38,475     29,210     22,785     12,377
Securities sold under
agreements to repurchase     23,486     49,757     53,638     55,532     43,974
Long-term borrowing          30,000     11,588      5,650        300        153
Stockholders' equity        158,089    156,003    127,136    132,976     99,679
Total assets             $1,642,538 $1,624,673 $1,493,067 $1,470,393 $1,174,347



* Per share statistics have been adjusted to reflect a 10% stock dividend to shareholders of record February 28, 1992, and a three-for-one stock split in the form of a 200% stock dividend to shareholders of record June 8, 1994.


  Board of Directors

  Jean M. Barry            Senior Investment Officer
  Donald E. Bitz           Retired Chairman of the Board and CEO
  Harry J. Bystricky       President BIWAX Corporation Chemical Manufacturer
  Frank J. Callero         Partner, Callero and Callero LLP, CPA
  Alan J. Emerick          EVP and Chief Administrative Officer
  Brenton J. Emerick       Senior Vice President, Grand National Bank
  James Esposito           Executive Vice President, Grand National Bank
  R. Gerald Fox            President and CEO, F.I.A. Publishing Company
  Richard L. Geach         Chairman of the Board and CEO
  Robert J. Hinman         President and Chief Operating Officer
  Edward G. Maris          Private Investor
  Howard A. McKee          Attorney at Law
  David L. Murray          Senior Executive Vice President and CFO
  H. Barry Musgrove        Chairman of the Board and President, Franz
                           Manufacturing Company
  Joseph C. Piland         Educational Consultant and retired President
                           Highland Community College
  Stephen J. Schostock     Attorney and Partner
                           Dimonte Schostock & Lizak, Attorneys at Law

  Executive Officers

  Richard L. Geach         Chairman of the Board and Chief Executive Officer

  Robert W. Hinman         President and Chief Operating Officer

  David L. Murray          Senior Executive Vice President and CFO

  Alan J. Emerick          Executive Vice President and Chief
                           Administrative Officer

  William T. Theobald      Senior Vice President and Chief Credit Officer

  Larry W. O Hara          Senior Vice President and Director of Marketing

  Kenneth A. Urban         President, Grand Premier Trust and Investment, Inc.

  Jack J. Emerick          Regional President

  Ralph M. Zicco           Regional President

  Reid L. French           Regional President

  Joseph E. Esposito       Regional President

  Scott Dixon              Regional President